January 20, 2015

Larry Spirgel

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

RE:

Snipp Interactive, Inc.

Registration Statement on Form 20FR-12G

File No. 000-55295

Dear Mr. Spirgel:

In response to the Staff's comment letter dated November 17, 2014, the Company has the following responses. We have highlighted all the revisions in the Blacklined version of the Amended 20-F.

General

1.

Please supplementally provide to us third party support for your statements regarding the industry and market for mobile marketing and mobile promotions.

We have deleted all the statements in regard to the size of the industry and market for mobile marketing and promotions.

2.

It appears that you have changed your certifying accountant sometime after 2011. Since the former auditor issued an opinion on the 2011 financial statements, it appears that this change took place during your two most recent fiscal years and therefore the disclosures of Item 16F of the Form 20-F are required. Please revise for compliance with this Item.

We have added the required information to Item 16.F.

Item 4. Information on the Company

Risk Factors, page 7

3.

Many of your risk factors, such as the risk factors on page 8, are very broad and could apply to other companies or even other industries. Please revise your risk factors to highlight how each risk specifically applies to the company and its industry. Provide specific facts to provide context to each risk.

We have revised our risk factors to more specifically highlight the Company and the industry.

Item 4. Information on the Company

Business Overview, page 16

4.

Please revise your disclosure to include all information required by Item 4 B of Form 20-F. For example, your current disclosure does not appear to address the principle markets in which you operate and the corresponding revenues, any seasonality of your business, or information regarding your competitive position in the market.

We have added the additional information in Item 4.B.

5.

Throughout the description of your business you refer to “solutions” that the company provides. Your use of the term “solutions” makes it difficult to understand what products and services you provide. Please use more concrete language to describe your business, products and services.

We have replaced the term “solutions” with more descriptive terminology throughout the document.

Item 5. Operating and Financial Review and Prospects, page 27

Results of Operations, page 27

6.

Please discuss how you generate revenues from your products and services. For example, discuss whether you are paid by campaign, through the licensing of your software platforms or through other methods. Then, discuss in more detail the reasons for the increases in revenues in each period.

We have added additional details regarding our sources of revenue and the reason for increases in revenue to the document.

Part III

Item 18. Financial Statements

11 Capital Stock, 94

Stock Options, page 95

7.

We note that in your table you present options with exercise prices of Canadian dollars and US dollars. Please revise to clearly disclose the currency the options were issued in.

The financial statements have been revised to include the notation that the options have all been issued in Canadian dollars.

On behalf of the Company, I acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  “Atul Sabharwal”

Atul Sabharwal

President and CEO